

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2010

Howard Bouch
Secretary, CFO and Director
UTEC, Inc.
7320 Indian Creek Lane
Suite 201
Las Vegas, Nevada 89149

> **Re: UTEC, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 2, 2010**
> **File No. 000-53241**

Dear Mr. Bouch:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark Lee, Esq. (*via facsimile at* (916) 448-1709)
Greenberg Traurig, LLP
1201 K Street
Suite 1100
Sacramento, CA 95814